	Ambassador Money Market Fund QUARTERLY PERFORMANCE SUMMARY AVERAGE ANNUAL TOTAL RETURNS FOR THE PERIOD ENDED
	Quarter	Year to Date	One Year	Two Years	Three Years	Five Years	Since Inception 08/10/2000
June 30, 2009 (Current 7-Day Yield 0.51%*)
Performance	0.15%	0.37%	1.41%	2.76%	3.56%	3.32%	2.83%
Fund Rank**	13/317	17/316	38/309	19/306	15/287	11/270	N/A
Percentile Ranking	4%	5%	12%	6%	5%	4%
Annualized Expense Ratio 0.36%
March 31, 2009
Performance	0.22%	0.22%	1.90%	3.33%	3.90%	3.32%	2.90%
Fund Rank**	29/330	29/330	44/321	21/316	15/298	12/280	N/A
Percentile Ranking	9%	9%	14%	6%	5%	4%
December 31, 2008
Performance	0.45%	2.60%	2.60%	3.86%	4.18%	3.32%	2.96%
Fund Rank**	84/331	44/328	44/328	17/316	15/305	12/286	N/A
Percentile Ranking	25%	13%	13%	5%	5%	4%
September 30, 2008
Performance	0.59%	2.14%	3.38%	4.29%	4.36%	3.26%	2.99%
Fund Rank**	25/338	32/336	23/336	13/317	11/309	12/293	N/A
Percentile Ranking	7%	10%	7%	4%	4%	4%

An investment in the Ambassador Money Market Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

*The yield quotation more closely reflects the current earnings of the money market fund than the total return calculation.

**Fund ranking in the Money Market Funds category as reported by Lipper.  (07/07/2009)

Fund Rating

Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("S&P"), has assigned a Principal Stability Fund Rating of "AAAm" to the Ambassador Money Market Fund.  A fund rated AAAm has extremely strong capacity to maintain principal stability and to limit exposure to principal losses due to credit, market and/or liquidity risks.  AAAm is the highest principal stability fund rating assigned by S&P.  There is no assurance that such rating will continue for any given period of time or that it will not be revised or withdrawn entirely, if in the sole judgment of S&P, circumstances so warrant.